UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 4, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Keryx Biopharmaceuticals, Inc.

File No. 0-30929 - CF#35625

Keryx Biopharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10.1 to a Form 10-Q filed on August 12, 2009, as modified by the same contract refiled with fewer redactions as Exhibit 10.1 to a Form 10-Q filed on November 7, 2017.

Based on representations by Keryx Biopharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1 to Form 10-Q filed August 12, 2009   through November 9, 2027
Exhibit 10.1 to Form 10-Q filed November 7, 2017 through November 9, 2027

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary